FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                 6 October, 2006


                                File no. 0-17630


                          Senior Management Appointment



                           CRH public limited company
                           Belgard Castle, Clondalkin,
                               Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).


This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statements on Form F-3 (No. 333-137106-01) and Form S-8 (No.s 333-90808, 333-6040, 333-8720, 333-10430,
333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this Report has been furnished, to the extent not superceded by documents or reports subsequently filed or furnished."




Enclosure: Senior Management Appointment






6th October 2006



SENIOR MANAGEMENT APPOINTMENT AT CRH


CRH plc announces the appointment of Mairtin Clarke as Managing Director, CRH Europe - Products and Distribution with effect from the 1st December 2006. He is currently Managing Director, CRH Concrete Products Europe, based in the Netherlands.

Mairtin, aged 49, joined the Group in 1979 and has held senior positions in CRH's cement, clay, glass, brick and concrete products businesses. In addition to mainland Europe, he has worked in Ireland, Africa and South America.

Commenting on the appointment, Liam O'Mahony, CRH CEO, said "Over the past five years Mairtin has built a substantial concrete products business with a strong leadership position in the European market. He comes well equipped with the experience and skills necessary to lead our Europe Products and Distribution team as they further develop this Eur6 billion division."



Contact CRH at Dublin 404 1000 (+353 1 404 1000)
Liam O'Mahony, Chief Executive
Myles Lee, Finance Director



CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000 FAX +353.1.4041007

E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland




                                  SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date: 6 October, 2006



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director